Exhibit 99.8

degolyer and macnaughton
4925 greenville avenue, suite 4OO
one energy square
dallas, texas 752O6

February 25, 2005

EnCana Corporation 1800 855
2nd Street SW
Calgary AB Canada T2P 2S5

     We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our “Appraisal Report as of December 31, 2004 on Certain Properties owned by EnCana Oil & Gas USA Inc. SEC Case” (our Report) evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2004, and the information contained in our Report, as described or incorporated by reference in (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2004; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File No. 333-113732); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-118737); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Submitted,